Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

June 27, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa N. Larkin
Vincent J. Di Stefano

Re:	Destra Multi-Alternative Fund, File Nos.: 333-189008; 811-22572 (the “Fund” or “Registrant”)

Dear Ms. Larkin and Mr. Di Stefano:

The following responds to the comments you provided orally on June 12, 2019 in connection with your review of the post-effective amendment to the Fund’s registration statement (the “Registration Statement”) filed on April 26, 2019 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Prospectus

Cover

1.	Comment: On page iii of the cover, within the Paragraph entitled “Interval Fund”, please add disclosure regarding the interval between the deadline for repurchase requests, the repurchase pricing date, and the repurchase payment deadline.

Response: The Fund will add the following disclosure:

The time between notification to Shareholders and the date the repurchase offer ends (“Repurchase Request Deadline”) may vary from no more than forty-two (42) days to no less than twenty-one (21) days. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the purchase payment date (each a “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2.	Comment: Please inform the Staff what percentage of the Fund’s assets may be invested in hedge funds and/or private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the 1940 act. If the Fund invests in more than 15% of its net assets in hedge funds and/or private equity funds that rely on 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of net assets in such investments should impose a minimum investment requirement of at least $25,000 and restrict purchases of the Fund to investors that at a minimum satisfy the accredited investor standard.

Please explain to us why it is appropriate for the Fund to offer shares without imposing these limitations.

Response: Based on previous correspondence with the SEC Staff,2 the Registrant previously agreed to adopt the following policy:

“[T]he Fund may invest up to 15% of its net assets in securities of certain AIFs commonly known as “hedge funds,” which are typically privately placed with investors without registration with the SEC, employ leverage and hedging strategies as well as pay their managers performance fees on gains.”

This policy remains in effect for the Fund.

Summary of Terms (Page 1)

3.	Comment: In the first paragraph under the section entitled, “Investment Strategies and Policies,” please clarify whether real estate property funds are considered part of (1), (2) or both prongs of the strategy in the following sentence:

“The Fund pursues its investment objective by investing primarily in the income-producing securities: (1) public and private real estate securities (including securities issued by real estate funds), (2) alternative investment funds (“AIFs”), which include business development companies (“BDCs”) as well as funds commonly known as “hedge funds” and other private investment funds…”

Response: The Fund has amended the disclosure to reflect that real estate property funds are considered part of prong (1) and may also be included in prong (2).

2 See the Registrant’s response no. 12, filed on June 27, 2014 to the Staff’s comments provided on June 12, 2014 and June 24, 2014 (https://www.sec.gov/Archives/edgar/data/1523289/000091047214002793/filename1.htm).

4.	Comment: In the same paragraph, please clarify what is included under “or other investments that serve as alternatives to traditional stocks and bonds” or delete such disclosure.

Response: The clause “or other investments that serve as alternatives to traditional stocks and bonds” is in reference to BDCs, real estate property funds, limited partnerships and limited liability companies that focus their investments in strategies in investments that are not “traditional stocks and bonds.” For clarity, the Fund will amend the full sentence as follows:

The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to investments in traditional stocks and bonds.

5.	Comment: The Fund’s Investment Restriction #4 notes that the Fund will not, “invest 25% or more of its net assets in the securities of companies or entities engaged in any one industry, except the REIT industry.” Paragraph two under the under the section entitled, “Investment Strategies and Policies” states the following:

The Fund concentrates investments in the real estate industry through entities designated as real estate investment trusts (“REITs”) because, under normal circumstances, it invests over 25% of its net assets in REITs.

The Fund’s disclosure in various other locations also notes that it concentrates in the “real estate industry.” Please clarify whether the Fund concentrates in the real estate industry or the REIT industry.

Response: The Fund will revise the relevant investment strategy disclosure to reflect the following, and will make conforming amendments throughout the Registration Statement:

The Fund focuses a significant portion of its investments in the real estate ~~industry and~~sector, concentrat~~es~~ing much of this sector investment in real estate investment trusts (“REITs”) ~~because~~and as such, under normal circumstances, it invests over 25% of its net assets in REITs.

6.	Comment: The sub-section entitled, “Investment Strategies and Policies – Sub-Adviser’s Strategy – Alternative Investment Funds” on page 3 of the Summary of Terms states that the AIFs selected by the Sub-Adviser include “other alternative private placements.” Please clarify the types of investments that fall under this description.

Response: The Fund will revise the disclosure to clarify that “other alternative private placements” may include “any type of investment that is consistent with the investment strategy and offered as a private placement as opposed to a public sale.”

7.	Comment: Please confirm for the Staff whether the Fund’s redesignation of its Class L Shares to Class T Shares has already occurred.

Response: The Fund confirms that the redesignation will occur as of the effective date of the registration statement, which is expected to be July 1, 2019.

Summary of Fees and Expenses (page 14)

8.	Comment: Footnote 1 and footnote 4 include what appear to be duplicative disclosure related to the Fund’s operating expenses and the expense ratio in the Fund’s financial highlights table. Please review and revise as necessary.

Response: The Fund has revised the footnote disclosure.

9.	Comment: Disclosure under the Expense Example states that the, “Fund’s current Expense Limitation will remain in effect for only three years.” Please confirm whether the Expense Limitation will remain in effect for three years and update the Fund’s disclosure and the Expense Example calculations accordingly.

Response: The Fund has revised the disclosure to reflect the correct term of the Expense Limitation.

10.	Comment: Paragraph 2 under the Expense Example states that shareholders requesting repurchase proceeds paid by wire transfer will be assessed an outgoing wire transfer fee and that expedited wire transfer fees may be deducted from a Shareholder’s repurchase proceeds. Please add a line item to the Fee and Expenses Table in accordance with Item 3, Instruction 4 of Form N-2.

Response: We respectfully acknowledge the comment. However, we note that there is no sales charge or other charge for reinvestment of distributions or dividends. Accordingly, there are no fees that are required to be included in the Fund’s fee table pursuant to Instruction 4 to Item 3.1 of Form N-2.

Types of Investments and Related Risks (page 31)

11.	Comment: Disclosure related to “Non-U.S. Securities Risk” is included under the section entitled, “Types of Investments and Related Risks – Principal Risks Relating to Investment Strategies and Fund Investments.” If investment in non-U.S. securities is a principal investment of the Fund, please include disclosure related to such investments in the disclosure of the Fund’s investment strategy or consider moving such risk disclosure to the section entitled “Types of Investments and Related Risks – Non-Principal Risks Relating to Fund Investments.”

Response: The Fund has revised its disclosure to include investment in non-U.S. securities.

12.	Comment: Disclosure related to “Equity Securities Risk” and “Smaller Capitalization Company Risk” is included under the section entitled, “Types of Investments and Related Risks – Non-Principal Risks Relating to Fund Investments.” Please confirm that these risk disclosures should not be considered principal risks of the Fund.

Response: The Fund confirms that these risk disclosures should not be considered principal risks of the Fund.

13.	Comment: Please review and consider adding and/or revising disclosure under the section entitled, “Types of Investments and Related Risks – Risks Associated with Market Developments and Regulatory Changes – Market Developments Risk” in relation to London Inter-bank Offered Rate (LIBOR) in advance of announced regulatory changes regarding regulation of LIBOR.

Response: The Fund has revised the disclosure to reflect the announced regulatory changes regarding regulation of LIBOR.

14.	Comment: Under the section entitled, “Types of Investments and Related Risks – Other Risks Related to the Fund –Repurchase Risks,” please add disclosure about the possible decrease in share value as a result of currency fluctuations between the Repurchase Request Deadline and the Repurchase Pricing Date if the Fund has invested its portfolio in foreign markets.

Response: The Fund has revised the disclosure to reflect the possible decrease in share value as a result of currency fluctuations.

Management of the Fund (page 59)

15.	Comment: Under the section entitled, “Management of the Fund – Investment Personnel,” please add a statement that the Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed, and the portfolio managers’ ownership of securities in the Fund. See Item 9(1)(c) of Form N-2.

Response: The Fund has revised the disclosure as requested.

General Comment

16.	Comment: Please advise us whether the Fund intends to issue preferred shares within one year of the disclosure. If yes, please include adequate disclosure related to such issuance.

Response: The Fund does not intend to issue preferred shares within one year of the disclosure.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jane Hong Shissler, Esq.
Joshua B. Deringer, Esq.